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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO FULE 13d-2(b)
(Amendment No. 9)*

Panera Bread Company
(Name of Issuer)
Class A Common Stock/Class B Common Stock
(Title of Class of Securities)
05010 3100/ 05010 3209
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	05010 3100/ 0510 3209

1	NAMES OF REPORTING PERSONS: Ronald M. Shaich

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States of America

	5	SOLE VOTING POWER:

NUMBER OF		1,681,148 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		158,627 (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,681,148 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

158,627 (2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,839,775, consisting of the shares described in notes (1) and (2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.9% of the Class A Common Stock and 93.8% of the Class B Common Stock (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
Notes:
(1) Consists of (a) 45,000 shares of Class A Common Stock, (b) options to purchase 355,000 shares of Class A Common Stock vested as of December 31, 2005 or within 60 days thereafter and (c) 1,281,148 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock.
(2) Consists of (a) 32,557 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, held in a grantor retained annuity trust, of which Mr. Shaich is one of two trustees, and (b) 126,070 shares of Class A Common Stock, held in a charitable foundation. Mr. Shaich disclaims beneficial ownership of all such shares except to the extent of his direct pecuniary interest.
(3) Based upon 29,756,044 shares of Class A Common Stock and 1,400,621 shares of Class B Common Stock outstanding on December 31, 2005. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 1.

	(a)	Name of Issuer:

Panera Bread Company

	(b)	Address of Issuer’s Principal Executive Offices:

6710 Clayton Road Richmond Heights, Missouri 63117

Item 2.

	(a)	Name of Person Filing:

Ronald M. Shaich

	(b)	Address of Principal Business Office or, if None, Residence:

c/o Panera Bread Company 6710 Clayton Road Richmond Heights, Missouri 63117

	(c)	Citizenship:

United States of America

	(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share
Class B Common Stock, par value $0.0001 per share

	(e)	CUSIP Number:

05010 3100/ 05010 3209

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned:

1,839,775 shares of the Common Stock, consisting of (a) 45,000 shares of Class A Common Stock, (b) options to purchase 355,000 shares of Class A Common Stock vested as of December 31, 2005 or within 60 days thereafter, (c) 1,281,148 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, (d) 32,557 shares of Class B Common Stock held in a trust for which the reporting person serves as trustee, and (e) 126,070 shares of Class A Common Stock held in a charitable foundation. Mr. Shaich disclaims beneficial ownership of the shares referred to in (d) and (e) above except to the extent of his direct pecuniary interest.

	(b)	Percent of class:

5.9% of the Class A Common Stock and 93.8% of the Class B Common Stock (3)

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote	1,681,148 (1)

		(ii)	Shares power to vote or to direct the vote	158,627 (2)

		(iii)	Sole power to dispose or to direct the disposition of	1,681,148 (1)

		(iv)	Shares power to dispose or to direct the disposition of	158,627 (2)

NOTES:
(1) Consists of (a) 45,000 shares of Class A Common Stock, (b) options to purchase 355,000 shares of Class A Common Stock vested as of December 31, 2005 or within 60 days thereafter and (c) 1,281,148 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock.
(2) Consists of (a) 32,557 shares of Class B Common Stock convertible on a share for share basis into Class A Common Stock, held in a grantor retained annuity trust, of which Mr. Shaich is one of two trustees, and (b) 126,070 shares of Class A Common Stock, held in a charitable foundation. Mr. Shaich disclaims beneficial ownership of all such shares except to the extent of his direct pecuniary interest.
(3) Based upon 29,756,044 shares of Class A Common Stock and 1,400,621 shares of Class B Common Stock outstanding on December 31, 2005. Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to three votes on all such matters, equity percentage is not equivalent to voting power.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Mr. Shaich shares beneficial ownership with respect to 158,627 shares. See item 4(a) above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
(Date)

/s/ Ronald M. Shaich
Ronald M. Shaich